Filed by Cantor Equity Partners I, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Cantor Equity Partners I, Inc.

Commission File No. 001-42464

BSTR Holdings, Inc.

Date: August 18, 2025

As previously disclosed, on July 16, 2025, Cantor Equity Partners I, Inc. (“CEPO”), a Cayman Islands exempted company, and BSTR Holdings, Inc., a Delaware corporation (“Pubco”), entered into a Business Combination Agreement (the “Business Combination Agreement”) with BSTR Intermediate, a Cayman Islands exempted company (“CEPO Merger Sub”), BSTR Holdings (Cayman), a Cayman Islands exempted company (the “Seller”), BSTR Newco, LLC, a Delaware limited liability company and a wholly owned subsidiary of the Seller (“Newco”), PEMS Sub A, Inc., a Delaware corporation and a wholly owned subsidiary of CEPO (“CEPO Subsidiary A”), PEMS Sub B, Inc., a Delaware corporation and a wholly owned subsidiary of CEPO Subsidiary A (“CEPO Subsidiary B”) and PEMS Merger Sub C, Inc., a Delaware corporation and a wholly owned subsidiary of CEPO Subsidiary B.

On August 16, 2025, the following article was published by CoinDesk, with quotes from Adam Back, Chief Executive Officer of Pubco, and Sean Bill, Chief Investment Officer of Pubco.

Adam Back’s $2.1B Bitcoin Treasury Play Set to Challenge MARA in BTC Holdings

Bitcoin Standard Treasury Co.’s SPAC deal combines fiat financing and a bitcoin-denominated PIPE, aiming to debut on the Nasdaq with over 30,000 BTC and an aggressive growth plan.

What to know:

Founders are contributing 25,000 BTC, plus 5,021 BTC from early investors, with up to $1.5 billion in new capital.

The company plans for active treasury management and rapid expansion beyond 50,000 BTC to challenge MARA Holdings’ hoard.

Bitcoin Standard Treasury Co. (BSTR), a bitcoin treasury vehicle led by cryptography pioneer Adam Back, sees itself as a company with a mission to accelerate real-world bitcoin adoption.

But it might be setting out on another milestone: becoming one of the biggest corporate bitcoin holders.

The company, which is preparing to go public on Nasdaq by merging with Cantor Equity Partners (CEPO), already has 30,021 BTC on its balance sheet, with plans to grow its stack beyond 50,000 coins.

This will set it on the path of potentially overtaking MARA Holdings (MARA) as the second-largest corporate holder of BTC behind Strategy. MARA has more than 50,600 BTC, according to bitcointreasuries.net. Strategy has just under 629,000.

Currently, MSTR, MARA, and BSTR collectively hold roughly 710,000 bitcoin, which represents about 3.38% of bitcoin’s fixed supply of 21 million.

‘Liquidity, security, and scale’

Unlike some corporate treasuries that sit on bitcoin passively, BSTR intends to use techniques that include selling puts to accumulate BTC at lower prices, using bitcoin-backed revolvers and placing collateral with regulated tri-party custodians.

“We’re not interested in chasing DeFi yield or taking on counterparty risk we can’t manage. This is about liquidity, security, and scale,” Back said exclusively with CoinDesk. “Bitcoin was created as sound money and BSTR is being created to bring that same integrity to modern capital markets.”

The SPAC deal with Cantor combines, for the first time, traditional Wall Street financing with a bitcoin-denominated private placement of equity (PIPE).

In addition to 25,000 BTC contributed by the company’s founders, another 5,021 BTC will be raised from the bitcoin community.

The company is also raising up to $1.5 billion in fiat financing, the largest PIPE ever announced alongside a bitcoin treasury SPAC merger.

$400 million in common equity at $10 per share.

Up to $750 million in convertible senior notes (30% conversion premium, $13 per share).

Up to $350 million in convertible preferred stock with a 7% dividend and a $13 per share equivalent conversion price.

CEPO could add up to $200 million from its trust, subject to redemptions.

“By securing both fiat and bitcoin funding on day one, we are putting unprecedented firepower behind a single mission: maximizing bitcoin ownership per share while accelerating real-world bitcoin adoption,” Back said.

A first for bitcoin treasuries

The in-kind PIPE allows investors to deliver BTC at closing and potentially capture upside before settlement. Back said the approach was designed to appeal to both crypto-native players and traditional managers seeking exposure without waiting for post-close market buys.

The firm’s CIO Sean Bill, who previously helped a U.S. pension fund make one of the first institutional allocations to BTC, said the strategy resonated with traditional investors. “We’re building the Berkshire Hathaway (BRK) of Bitcoin, an actively managed Treasury that will pursue yield and alpha strategies, and strategic acquisitions within the Bitcoin ecosystem”.

“We’re flipping the script on Wall Street as we seek to fuse Bitcoin into Finance and Capital Markets, unlike other Treasury companies we’re not coming to Wall Street seeking fiat currency to buy Bitcoin, we’re showing up with a 25,000 Bitcoin commitment and more importantly we issued the first ever Bitcoin in kind Equity PIPE in the United States, raising another 5,021 Bitcoins from OG Bitcoiners. We’re bringing the Bitcoin to Wall Street. We believe that the future of finance runs on Bitcoin”,” Bill told CoinDesk exclusively.

Bridging bitcoin and Wall Street

The leadership team sees BSTR as a bridge between the bitcoin ecosystem and institutional capital markets.

“We’re bringing the traders, we’re bringing the bitcoiners to Wall Street,” Back said, noting the potential for the U.S. market’s liquidity to amplify the success of bitcoin-denominated convertibles that have already gained traction in Europe.

The deal is expected to close in the fourth quarter, with the company trading under the reserved ticker BSTR. If the raise is fully subscribed, the launch could set a new scale record for corporate bitcoin treasuries and offer a template for others looking to merge sound money with modern market instruments.

On August 18, 2025, Pubco made the below communication on its X account.

On August 18, 2025, Adam Back, Chief Executive Officer of BSTR Holdings, Inc., made the below communication on his X account.

On August 18, 2025, Sean Bill, Chief Investment Officer of BSTR Holdings, Inc., made the below communication on his X account.

Additional Information and Where to Find It

BSTR Holdings, Inc. (“Pubco”) and BSTR Newco, LLC (“Newco”) intend to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (as may be amended, the “Registration Statement”), which will include a preliminary proxy statement of CEPO and a prospectus (the “Proxy Statement/Prospectus”) in connection with the business combination (the “Business Combination”), pursuant to the Business Combination Agreement, dated July 16, 2025, among Pubco, CEPO, Newco and the other parties named therein (the “Business Combination Agreement”), the concurrent private placement of Pubco’s 1.00% convertible senior secured notes (the “Convertible Notes” and such private placement, together with the options to investors to purchase additional Convertible Notes and the option to purchase Pubco’s 7.00% perpetual convertible preferred stock (the “Preferred Stock”), collectively, the “Convertible Notes Private Placement,”), the concurrent private placement of the Preferred Stock (the “Preferred Stock Private Placement”), the concurrent private placement of class A common membership interests of Newco (the “Newco Class A Interests” and such private placement, the “Newco Private Placement”), the private placement of CEPO’s Class A ordinary shares (the “CEPO Class A Ordinary Shares” and such private placement, the “CEPO Equity PIPE” and, together with the Convertible Notes Private Placement, the Preferred Stock Private Placement and the Newco Private Placement, the “Private Placement Investments”) and other transactions contemplated by the Business Combination (together with the Business Combination and the Private Placement Investments, the “Proposed Transactions”). The definitive proxy statement and other relevant documents will be mailed to shareholders of CEPO as of a record date to be established for voting on the Business Combination and other matters as will be described in the Proxy Statement/Prospectus. CEPO and/or Pubco will also file other documents regarding the Proposed Transactions with the SEC. This communication does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF CEPO AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH CEPO’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT CEPO, NEWCO, PUBCO AND THE PROPOSED TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by CEPO, Pubco and Newco, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Cantor Equity Partners I, Inc., 110 East 59th Street, New York, NY 10022; e-mail: CantorEquityPartners@cantor.com, or upon written request to BSTR Holdings, Inc., via email at bstr@blockstreamcapitalpartners.com, respectively.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR ANY RELATED PROPOSED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The Convertible Notes and shares of Preferred Stock to be issued by Pubco, the CEPO Class A Ordinary Shares to be issued by CEPO and the Newco Class A Interests to be issued by Newco, in each case, pursuant to the Private Placement Investments, as well as the non-voting units of Newco to be issued in exchange for the Newco Class A Interests at the closing of the Business Combination, pursuant to the Business Combination Agreement, have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Participants in the Solicitation

CEPO, Pubco, Newco and their respective directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies from CEPO’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers, and information regarding their interests in the Business Combination and their ownership of CEPO’s securities are, or will be, contained in CEPO’s filings with the SEC, including CEPO’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of CEPO’s shareholders in connection with the Proposed Transactions, including the names and interests of Newco and Pubco’s directors and executive officers, will be set forth in the Proxy Statement/Prospectus, which is expected to be filed by CEPO, Pubco and Newco with the SEC. Investors and security holders may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

The information contained in this communication is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of CEPO, Pubco or Newco, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the parties and the Proposed Transactions, including, expectations, hopes, beliefs, intentions, plans, prospects, financial results, strategies and other statements relating to CEPO, Pubco, Newco and the Proposed Transactions and statements regarding the anticipated benefits and timing of the completion of the Proposed Transactions, the assets held by Newco, the price and volatility of Bitcoin, the future supply of and demand for Bitcoin, Bitcoin’s growing prominence as a digital asset and as the foundation of a new monetary system, Bitcoin’s ability to hedge inflation and economic uncertainty, Pubco’s listing on an applicable stock exchange, the economic conditions surrounding Bitcoin, Pubco’s planned business strategy including Pubco’s ability to grow its stockholders’ ownership of Bitcoin over time, generate Bitcoin yield, partner with Bitcoin technology companies and produce and provide Bitcoin-related advisory and other services, Pubco’s ability to become the preferred counterparty to finance companies, Pubco’s performance and market position, Pubco’s ability to catalyze the fusion of Bitcoin into finance and capital markets, Pubco’s position in the Bitcoin ecosystem, Pubco’s ability to access legacy Bitcoin investors, Pubco’s contemplated business strategies including with respect to the potential use of Bitcoin as collateral in insurance underwriting and mortgage products, any projected outcomes or expectations of crypto treasury strategies or businesses, expectations of Bitcoin to perform as a superior treasury asset, Pubco’s plans and use of proceeds, objectives of management for future operations of Pubco, pro forma ownership of Pubco, the upside potential and opportunity for investors relating to participation in the Private Placement Investments or any future securities resulting from any Proposed Transactions, any pro forma values associated with any Proposed Transactions or with Pubco, any proposed transaction structures and offering terms, plans and expectations for Bitcoin adoption, value creation, investor benefits and strategic advantages, market size and growth opportunities, regulatory conditions, competitive position and the interest of other corporations in similar business strategies, technological and market trends, future financial condition and performance and expected financial impacts of the Proposed Transactions, any expected benefits, future scaling and efficiency upgrades associated with Bitcoin and any expectations, intentions, strategies, assumptions or beliefs about future events, results of operations or performance or that do not solely relate to historical or current facts. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions.

Forward-looking statements are predictions, projections and other statements about future events or conditions that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, but not limited to: the risk that the Proposed Transactions may not be completed in a timely manner or at all, which may adversely affect the price of CEPO’s securities; the risk that the Business Combination may not be completed by CEPO’s business combination deadline; the failure by the parties to the Business Combination to satisfy the conditions to the consummation of the Business Combination, including the approval of CEPO’s shareholders, or any of the Private Placement Investments; failure to realize the anticipated benefits of the Proposed Transactions; the level of redemptions of CEPO’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the CEPO Class A Ordinary Shares or the Class A ordinary shares of Pubco (the “Pubco Class A Stock”); the lack of a third-party fairness opinion in determining whether or not to pursue the Business Combination; the failure of Pubco to obtain or maintain the listing of its securities any stock exchange on which Pubco Class A Stock will be listed after closing of the Business Combination; costs related to the Proposed Transactions and as a result of becoming a public company; changes in business, market, financial, political and regulatory conditions; risks relating to Pubco’s anticipated operations and business, including the highly volatile nature of the price of Bitcoin; the risk that Pubco’s stock price will be highly correlated to the price of Bitcoin and the price of Bitcoin may decrease at any time after the closing of the Proposed Transactions; risks related to increased competition in the industries in which Pubco will operate; risks relating to significant legal, commercial, regulatory and technical uncertainty regarding Bitcoin; risks relating to the treatment of crypto assets for U.S. and foreign tax purposes; risks that after consummation of the Business Combination, Pubco experiences difficulties managing its growth and expanding operations; challenges in implementing Pubco’s business plan, including Bitcoin-related advisory services and other Bitcoin-related services, due to operational challenges, significant competition and regulation; being considered to be a “shell company” by any stock exchange on which Pubco Class A Stock will be listed or by the SEC, which may impact the ability to list Pubco Class A Stock and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities; the outcome of any potential legal proceedings that may be instituted against CEPO, Pubco, Newco or others following announcement of the Business Combination; and those risk factors discussed in documents of CEPO, Pubco or Newco filed, or to be filed, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the final prospectus of CEPO dated as of January 6, 2025 and filed by CEPO with the SEC on January 7, 2025, CEPO’s Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q on file, and to be filed, with the SEC and the Proxy Statement/Prospectus that will be filed by Pubco and Newco, and other documents filed by CEPO, Pubco and Newco from time to time with the SEC. These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that none of CEPO, Pubco and Newco presently know or that none of CEPO, Pubco and Newco currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and none of CEPO, Pubco and Newco assume any obligation or intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of CEPO, Pubco and Newco give any assurance that any of CEPO, Pubco or Newco will achieve its expectations. The inclusion of any statement in this communication does not constitute an admission by CEPO, Pubco, Newco or any other person that the events or circumstances described in such statement are material.

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